

07006034

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ECOMMISSION
20549

BD 3/28 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
210

SEC FILE NUMBER
8- 016837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grayson Burger & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 West Putnam Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Pat Marron~~ ~~914-632-8400~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30

<u>AFFIRMATION</u>

I, Herbert Burger, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2006 and supplemental schedules pertaining to Grayson, Burger & Company as of December 31, 2006 are true and correct. I further affirm that neither the partnership nor any partner has any proprietary interest in any account classified solely as that of a customer.



Signature Date 1/8/2007

Corporate Partner

Title

Subscribed and Sworn to before me

on this 8th day of January, 2007.



Notary Public

PATRICIA J WETMORE
Notary Public
My Commission Expires September 30, 2008
No 119832

GRAYSON, BURGER & CO.

(S.E.C. NO. 8 - 016837)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRAYSON, BURGER & CO.

(S.E.C. NO. 8 - 016837)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C. 210 SECTION

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRAYSON, BURGER & CO.

TABLE OF CONTENTS


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Grayson, Burger & Co.
Greenwich, CT

We have audited the following statement of financial condition of Grayson, Burger & Co. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position at December 31, 2006 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
February 21, 2007

GRAYSON, BURGER & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Assets:		
Cash and cash equivalents	$	28,463
Receivable from clearing broker		347,548
Securities, at market value		72,320
Other assets		12,325
Total Assets	$	460,656

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities	$	19,255
Commitments and Contingencies		
Partners' Capital		441,401
Total Liabilities and Partners' Capital	$	460,656

See independent auditor's report and the accompanying notes to the statement of financial condition.

GRAYSON, BURGER & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Note A – Organization and Significant Accounting Policies

Nature of Business

Grayson, Burger & Co., (the "Partnership"), generates its revenues principally by providing Securities trading and brokerage services to retail investors. Revenues for these services could vary based on the performance of financial markets around the world.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Partnership clears all securities transactions through Bear Stearns Securities Corp., on a fully disclosed basis.

The Partnership conducts business as an introducing broker and does not carry securities accounts for customers or perform custodial functions relating to customer securities. Revenues are derived primarily from commissions.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Income Taxes

The partners are required to report their respective share of Partnership income or loss on their respective individual income tax return. Accordingly, no provision for income tax has been included in the accompanying financial statements.

Note B – Investment in Securities, at Market

Securities owned at December 31, 2006, at market value, consist of the following:

Corporate Stocks	$ 72,320

Note C – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Partnership had net capital of $418,501, which was $318,501 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.05 to 1.

GRAYSON, BURGER & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Note D – Commitments and Contingencies

The Partnership executes its securities transactions through Bear Stearns Securities Corp. ("Bear"). Bear also provides custodial and other services. Amounts due to and from Bear may consist of money balances in cash, margin and short securities accounts whose liquidity is determined in accordance with applicable securities industry regulations. These amounts bear interest at rates, which correlate to the broker call loan rate.

In addition to Bear having custody of a significant portion of the investment portfolio, it periodically holds significant money balances on behalf of the Partnership.

In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Partnership may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Partnership does not anticipate nonperformance by customers or counterparts. The Partnership has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

The Partnership is obligated under a lease for office space, expiring in May 2009, with a monthly obligation of $4,500. The Partnership has the right to terminate this lease with thirty days notice. Certain cancellation penalties may apply.

Note E – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Partnership's financial instruments, as defined, are carried at approximate fair value.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Grayson, Burger & Co.
411 West Putnam Avenue
Greenwich, CT 06830

Dear Sirs:

In planning and performing our audit of the financial statements of Grayson, Burger & Co. (the "Partnership"), for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions related to customer services, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Partnership, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Partnership.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2006, and this report does not affect our report thereon dated February 21, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Partnership's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 21, 2007

END